UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             ------------------------


                       INNOVATIVE CLINICAL SOLUTIONS, LTD.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    45767E305
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1 (b)
[x]   Rule 13d-1 (c)
[ ]   Rule 13d-1 (d)

-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 45767E305                  13G                       Page 2 of 7 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Belle Haven Investments, L.P., 06-1385063


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) [ ]
                                                      (b) [x]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION: Connecticut


         NUMBER OF SHARES                   5. SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH      6. SHARED VOTING POWER: 573,200

                                            7. SOLE DISPOSITIVE POWER: 0

                                            8. SHARED DISPOSITIVE POWER: 573,200

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 573,200

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.78%

12. TYPE OF REPORTING PERSON*: PN






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CUSIP NO. 45767E305                  13G                       Page 3 of 7 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
   ONLY): Richard J. Bell

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) [ ]
                                                      (b) [x]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

         NUMBER OF SHARES                   5. SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH      6. SHARED VOTING POWER: 573,200

                                            7. SOLE DISPOSITIVE POWER: 0

                                            8. SHARED DISPOSITIVE POWER: 573,200


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 573,200

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.78%

12. TYPE OF REPORTING PERSON*: IN

       This Schedule 13G/A is being jointly filed by Belle Haven Investments, L.P., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 ("Belle Haven") and Richard J. Bell with respect to the common stock, par value $.01 per share (the "Innovative Common Stock") of Innovative Clinical Solutions, Ltd., a corporation organized under the laws of Delaware (the "Company"). Mr. Bell is the President of Belle Haven Capital Management, Inc. ("Capital Management"), which is the general partner of Belle Haven. Belle Haven has the power to vote and dispose of the shares of Innovative Common Stock held in its name, which power may be exercised by Mr. Bell, as President of Capital Management.

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CUSIP NO. 45767E305                  13G                       Page 4 of 7 Pages


ITEM 1 (a)        NAME OF ISSUER:
                  Innovative Clinical Solutions, Ltd.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  10 Dorrance Street, Suite 400, Providence, Rhode Island 02903

ITEM 2 (a)        NAME OF PERSON FILING:
                  Belle Haven Investments, L.P.
                  Richard J. Bell

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Belle Haven Investments, L.P.
                  5 Greenwich Office Park
                  Greenwich, CT  06831
                  Richard J. Bell
                  c/o Belle Haven Investments, L.P.
                  5 Greenwich Office Park
                  Greenwich, CT  06831

ITEM 2 (c)

CITIZENSHIP:      Belle Haven is a limited partnership organized under the laws of the State of Connecticut. Mr. Bell is a United States citizen.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $.01 per share (the "Common Shares")

ITEM 2 (e)        CUSIP NUMBER:
                  45767E305

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   ( ) Broker or Dealer registered under Section 15 of
                            the Securities Exchange Act of 1934 (the "Act")

                  (b)   ( ) Bank as defined in Section 3(a)(6) of the Act

                  (c)   ( ) Insurance Company as defined in Section 3(a)(19)
                            of the Act

                  (d)   ( ) Investment Company registered under Section 8 of
                            the Investment Company Act of 1940

                  (e)   ( ) An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

                  (f)   ( ) An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)   ( ) A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);


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CUSIP NO. 45767E305                  13G                       Page 5 of 7 Pages



                  (h)   ( ) A savings association as defined in Section 3(b)
                            of the Federal Deposit Insurance Act;

                  (i)   ( ) A church plan that is excluded from the
                            definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)   ( ) A Group, in accordance with Rule
                            13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP

                  (a)      Amount Beneficially Owned:
                           573,200

                  (b)      Percentage of Class:
                           4.78% (based on the 11,998,972Common Shares reported to be outstanding in the Issuer's Form 10-K for the fiscal year ended January 31, 2002)

                  (c)      Number of shares as to which such person has:
                             (i) sole power to vote or to direct the vote: -0-
                            (ii) shared power to vote or to direct the vote:
                                 573,200
                           (iii) sole power to dispose or to direct the
                                 disposition of : -0-
                            (iv) shared power to dispose to direct the
                                 disposition of: 573,200

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                See above.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP
                Not applicable.

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CUSIP NO. 45767E305                  13G                       Page 6 of 7 Pages


ITEM 10.        CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 45767E305                  13G                       Page 7 of 7 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003

Belle Haven Investments,
Limited Partnership

By: Belle Haven Capital Management, Inc.,
    General Partner

By:    /s/ Richard J. Bell                              /s/ Richard J. Bell
       ---------------------                            -------------------
       Richard J. Bell, President                       Richard J. Bell